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                           September 8, 2021

       Pedro Carlos Ara  jo Coutinho
       Chief Executive Officer
       Getnet Adquirencia E Servicos Para Meios De Pagamento S.A.
       Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A
       Condom  nio WTORRE JK, Vila Nova Concei    o
       S  o Paulo, S  o Paulo, 04543-011
       Federative Republic of Brazil

                                                        Re: Getnet Adquirencia
E Servicos Para Meios De Pagamento S.A.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F 12B
                                                            Submitted August
24, 2021
                                                            CIK No. 0001867325

       Dear Mr. Coutinho:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 20-F 12B

       Item 3. Key Information
       3A. Selected Financial Data
       Earnings Per Share Data, page 17

   1. Please revise to include tabular disclosure explaining how you calculated pro forma earnings per common and
preferred share for each period presented on page 17. Your
                                                        revised disclosures
should also explain how you determined the amount of net earnings allocated to your
common and preferred shares on a pro forma basis for each period presented.
 Pedro Carlos Ara  jo Coutinho
Getnet Adquirencia E Servicos Para Meios De Pagamento S.A.
September 8, 2021
Page 2
Risk Factors
"We incur chargeback and refund liability . . .", page 37

2. We note your response to our prior comment number 4. As your chargeback and refund liabilities appear to be material, please revise the notes to your consolidated financial statements for all periods presented to include quantification of your chargeback and refund liabilities and disclose your related accounting policy for recognizing these amounts.
"Getnet ADS holders may not be entitled . . .", page 57

3. We note your amended disclosure that "[t]he deposit agreement provides that, to the extent permitted by law, Getnet ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the
         Getnet ADSs or the deposit agreement, including any claim under the U.S. federal securities laws." Please amend your disclosure to state whether this provision applies to purchasers in secondary transactions.
Getnet Adquirencia e Servicos para Melos de Pagamento S.A. Financial Statements
16. Earnings Per Share, page F-37

4. Please revise Note 16 to explain how you calculated the amount of net earnings attributable to common and preferred shareholders for the six months ended June 30, 2021 for purposes of computing net income per common and preferred share. Your disclosures on page 17 of the filing should be similarly revised.
       You may contact Aamira Chaudhry at 202-551-3389 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-2545 with any other questions.



FirstName LastNamePedro Carlos Ara  jo Coutinho       Sincerely,
Comapany NameGetnet Adquirencia E Servicos Para Meios De Pagamento S.A.
                                                     Division of Corporation
Finance
September 8, 2021 Page 2                             Office of Trade & Services
FirstName LastName